DEFINITE AGREEMENT

This agreement dated this 1st day of July 2011 by and between:

LONG CANYON GOLD RESOURCES CORP.
(formerly: FERGUSON HOLDINGS LTD.
309-341 West 3rd St, North Vancouver BC, Canada V7M 1G3
(hereinafter referred to as “LCGRC”)

and

CANYON GOLD CORP.
(formerly: AUGUST ENERGY CORP.)
7810 Marchwood Place, Vancouver BC, Canada, V5S 4A6
(hereinafter referred to as “CGCC”)

WARRANTIES:

      LCGRC herewith warrants:

A)	that it is a private company duly incorporated in the Province of British Columbia, Canada and is in Good Standing; and

B)
that on the Closing Date, as designated herein, it will have 27,998,699 common, voting shares issued and outstanding (the “Shares”) held by those Shareholders as set forth in the Shareholder List attached under Exhibit “A”;  and

C)	that all of the issued and outstanding Shares are free and clear of encumbrance and that there are no liabilities and/or liens registered against the Shares; and

D)	that all present issued and outstanding Shares have been duly issued under the laws of the Province of British Columbia, Canada; and

E)	that it is free of encumbrances and debts except as recorded on its books as audited to April 30, 2011, and

F)	that there are no legal actions being taken against it, neither now nor does LCGRC expect any legal actions to be taken against the corporation; and

G)
that it has the authority and right to execute this Agreement and those Shareholders depicted in Exhibit “A” have consented to the exchange of their respective shares of LCGRC common stock for shares of CGCC common stock as provided for herein; and

H)	that all its Directors and Officers and Key Employees are duly authorized to occupy their positions, and

I)
that LGCRC herewith agrees to indemnify and hold CGCC harmless from and against any loss, claims, damages and other expenses that they may suffer in connection with a breach by LGCRG of any representation, warranty, covenant or agreement contained herein; and

that it owns and controls a 100% interest in approximately 320 acres of prime mineral lease properties, approximately 15 BLM mineral lease claims (collectively the
“Asset”), all located in the west section of the new Long Canyon Gold Trend area of Nevada, for the purpose of exploration for gold and silver mineralization deposits. These properties are strategically located next to major exploration projects by other mining companies in this area called the ‘Long Canyon Gold Trend’ of east central Nevada, the claims located in:

                Range 64 E., Township 33N., Meridian MDB&M; and

J)
that, furthermore it has signed and executed an Option Agreement, given under Exhibit “B”, with EMAC Handels AG of Pfaeffikon Switzerland providing LCGRC the opportunity to acquire an additional 6,250 acres, or 275 BLM mineral lease claims adjoining the 15 claims presently owned by LCGRC as per attached Definitive Agreement between EMAC and LCGRC under Exhibit “C”; and

K)	that the claims given in J) and K) above and as given on the map attached to the Agreement under Exhibit ‘C’ are free and clear of encumbrances; and

CGCC herewith warrants:

L)	that it is a company duly incorporated in the State of Delaware and is in Good Standing; and

M)	that as of the date given above it has 118,000 common, voting shares issued and outstanding; and

N)	that all of the issued and outstanding Shares are free and clear of encumbrance and that there are no liabilities and/or liens registered against the Shares; and

O)	that it is free of encumbrances and debts except as recorded on its books as audited to April 30, 2011, and

P)	that there are no legal actions being taken against it, neither now nor does CGCC expect any legal actions to be taken against the corporation; and

Q)	that all its Directors and Officers and Key Employees are duly authorized to occupy their positions, and

R)	that all filings are current and it is in good standing with the OTC Market and its stock is quoted and trading on the OTC PinkSheet; and

S)	that it has the authority and right to enter and execute this Agreement; and

T)	that it presently owns and controls approx. 320 acres, 15 BLM mineral lease claims in the Long Canyon Gold Trend area, and

U)
that it herewith agrees to indemnify and hold the LCGRC harmless from and against any loss, claims, damages and other expenses that they may suffer in connection with a breach by CGCC of any representation, warranty, covenant or agreement contained herein.

WHEREAS CGCC desires to acquire One Hundred Percent (100%) of the Issued and Outstanding Shares of LCGRC and LCGRC and its Shareholders desire to sell One Hundred Percent (100%) of LCGRC’s Issued and Outstanding Shares on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants and promises of the parties hereto LCGRC and CGCC agree as follows:

1.
CGCC agrees to purchase and LCGRC and its Shareholders agree to sell One Hundred Percent (100%)  of the outstanding shares of LCGRC common stock, whereby LCGRC shall become a wholly owned subsidiary of CGCC under following conditions:

a.
CGCC shall issue a total of 27,998,699 of its common, voting shares, restricted under rule 144 of the SEC, to the Shareholders of LCGRC as given on the List attached under Exhibit “A”; whereby the Shareholders of LCGRC shall forthwith surrender their shares to CGCC.

b.
CGCC shall use its best efforts to file a registration statement with the SEC, registering up to Fifty Percent (50%) of the newly issued common shares for free trading status, provided that the final amount to be registered will be subject to such limitations as may be imposed by any investment banker, advisor or the SEC;

c.	In addition, CGCC shall issue following convertible, preferred shares, series B:

i.	500,000 shares to LCGRC pursuant to the agreement between FERGUSON (LCGRC) and DRLLC dated March12, 2011, which shares will then be conveyed to Development Resources LLC (“DRLLC”) at its directions.

d.	CGCC shall adhere to all terms and conditions as given in the Agreements attached under Exhibit “B” and “C”;

e.	CGCC shall at its best effort continue the exploration and development plans of LCGRC; and

f.	CGCC shall at all times maintain the Assets both acquired and optioned by LCGRC, in good standing.

2.
Both, CGCC and LCGRC shall do and execute all such acts and provide all such documents as are deemed necessary under the laws of the State of Delaware and as required under the Rules and Regulations of the US SEC to fully execute this agreement.

3.	The Closing date shall be on July 20, 2011.

4.
If any provision of this Agreement is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this Agreement shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

5.
This agreement is being executed without the benefit of legal counsel, provided however, the parties to this agreement may at their cost submit this agreement to legal counsel for revision to give it proper and legal effect, provided however, the content and spirit of the

6.	agreement shall be not be changed and provided that such revision shall be done on or before 60 days from date of this agreement.

7.	Each party to this Agreement agrees to do all such other actions and execute such other documents deemed necessary to give full effect to this agreement.

8.	This Agreement shall enure to the benefit and be binding upon the parties hereto and their respective heirs, executors, administrators, successors, associates and assigns.

9.	This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, with place of Jurisdiction being Salt Lake City, Utah

10.
The parties hereto agree that the Agreement and its terms and conditions are to be kept confidential and not publicly disclosed until the Closing Date, except as may be otherwise required by applicable law or agreed upon by the parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

LONG CANYON GOLD RESOURCES CORP.

/s/ Harold Schneider
Harold Schneider, President

CANYON GOLD CORP.

/s/ Delbert G. Blewett
Delbert G. Blewett, President & CEO

Exhibit “A”

Andina Sandra	10,000
Barner Raymond	5,000
Bermann Rolf	1,695,000
Bewernick Daniel	5,000
Bewernick Elisabeth	5,000
Bewernick Jillian	5,000
Blewett Delbert	10,000
Buckler Glen	1,000,000
Carpenter Cris	5,000
Derrypartners	650,000
Dick Mel	5,000
Divine Investments	5,000
Dye Cynthia	5,000
EMAC Handels AG (Payables)	1,998,699
Fitzhugh Randy	5,000
Fraser Robert	5,000
FurrerBerta	2,685,000
Going James	5,000
Hebron Holdings	5,000
Hefti Fred	5,000
Heinzle Elisabeth	1,000,000
Hiestand Cristian	1,325,000
Hiestand Mihaela	100,000
Hiestand Reinhard	650,000
Hiestand Thomas	1,000,000
Holmgren Wilma	1,250,000
Kessler Mathis	1,010,000
Rusheen Handels AG	1,250,000
Ritler Stefan	1,010,000
Schneider Harold	5,000
Schwegler Markus	5,000
Schwyter Duska	1,010,000
Shorter Clinton	1,010,000
Star Anchor Investments	1,200,000
Strubin Henry	10,000
Two Small Men	10,000
Velania Treuhand AG	6,700,000
Watson Glen	5,000
Weber Fred	5,000
Zuerger P.	5,000
Zueger T.	1,325,000

42	27,998,699

EXHIBIT “B”

OPTION AGREEMENT
(EMAC & LCGRC)

This agreement dated May 15th 2011 by and between:

EMAC Handels AG (“EMAC”)
Churerstrasse 106, CH-8808 Pfaeffikon/Switzerland

and

LONG CANYON GOLD RESOURCES CORP. (“LCGRC”)
(formerly: FERGUSON HOLDINGS LTD.)
341 West 3rd St., #309, North Vancouver BC, Canada, V7M 1G3

also known as (“the parties”)

WHEREAS:

A)
EMAC has acquired a 100% interest in approximately 6,250 acre of mineral lease properties or approximately 275 BLM mineral lease claims (collectively the “Asset”), all located in the west section of the new Long Canyon Gold Trend area of Nevada as given in Definitive Agreement between DRLLC and EMAC attached under Exhibit “A”; and

B)
LCGRC presently owns and controls 100% interest in approximately 320 acres lease properties or approximately 15 BLM mineral lease claims, all located in the same west section of the new Long Canyon Gold Trend area of Nevada; and

C)
LCGRC has sold 320 acres (15 claims) of the acquired mineral lease claims as given in B) above to CANYON GOLD CORP. (CGCC), (formerly: AUGUST ENERGY CORP.) trading its common stock on the OTC-PinkSheet Market

D)	LCGRC desires to acquire the Asset from EMAC and EMAC desires to sell the Asset to LCGRC under an option agreement; and

E)
“LCGRC” is presently negotiating the sale of 100% of its issued and outstanding shares to CGCC whereby LCGRC will become a wholly owned subsidiary of CGCC and whereby CGCC will be required to honor the terms and conditions of the Agreement between DRLLC and EMAC which is an integral part of this Option Agreement.

IT IS HEREBY AGREED THAT:

a)	LCGRC shall pay following remunerations for the Asset to EMAC:

i.	a total of $ 350,000 USD cash (the “Purchase Price”) payable as follows:

1.	$ 280,000 USD for Sections 26, 27, 28, 29, 32, 33, 34 or
  $ 40,000.00 per section; and

2.	$ 70,000 USD for Sections 20, 21, 22, 23

ii.	in addition EMAC shall receive a total of Four Hundred Twenty Five Thousand (425,000) shares of the Preferred, convertible, voting stock “Series B” of CANYON GOLD CORP., to be issued as follows:

1.	50,000 shares for each of the sections 26, 27, 28, 29, 32, 33, 34; and

2.	75,000 shares for sections 20, 21, 22, 23; and

   provided that the sections in 1. above may be bought section by section, however the sections in 2. above must be bought in one lot.

iii.	EMAC shall hold a 2% NSR (Net Smelter Royalty) on these claims at all times.

b)	LCGRC may elect to exercise this option in its entirety at any time or LCGRC may elect to exercise this option section by section on or before May 31, 2012.

c)
In the event of a transfer of all or part of the Asset, LCGRC will be responsible for the exploration and development and all its costs for that portion of the Asset that is so transferred to LCGRC and as given in the EMAC – DRLLC Agreement attached under Exhibit “A” and furthermore LCGRC shall honor all terms and conditions given in the Agreement between DRLLC and EMAC as attached under Exhibit “A”.

d)	At any time LCGRC decides to exercise part or all of the optioned Assets, LCGRC shall pay EMAC in cash and stock for that portion that LCGRC decides to acquire under this option agreement.

e)
In the event of a default of the obligations of LCGRC for all or part of the Asset due to a transfer to LCGRC the portion of the Asset being in default shall revert to the ownership of EMAC, provided however that LCGRC shall have 60 days to remedy any default.

f)	For purposes of any and all legal disputes or arbitration in regards to any disputes the state of jurisdiction shall be Vancouver BC, Canada.

g)
All rights and obligations of the parties hereto will be binding upon and enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

h)
i)
This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether oral or written, among parties.

j)	This Agreement may be validly executed by email or by facsimile and in counterpart.

k)	The parties hereto agree that the Agreement and its terms and conditions are to be kept confidential and not publicly disclosed until such time as LCGRC may become a wholly owned subsidiary of CGCC.

IN WITNESS THEREOF each of the Parties have executed this Agreement effective the date first above written.

Signed,
corpir@otcsbrx.com

EMAC Handels AG	LONG CANYON GOLD RESOURCES CORP.

/S/ Reinhard Hiestand	/s/ Harold Schneider
Reinhard Hiestand, President	Harold Schneider, President

EXHIBIT  “C”

DEFINITE AGREEMENT
(DRLLC & EMAC (Exhibit A of Option Agreement)

This agreement dated March 25, 2011 shall replaced and supersede any prior Agreement by and between:

Development Resources LLC (DRLLC)
125 E. Main St. #307, American Fork, Utah 84003

and

EMAC Handels AG (“EMAC”)
Churerstrasse 106, CH-8808 Pfaeffikon/Switzerland

also known as (“the parties”)

WHEREAS:

DRLLC has located and controls a 100% interest in 275 mineral claims or approximately 6,250 acres of mineral lease properties (collectively the “Asset”) as follows:

1)	approximately 4,480 acres of mineral lease properties comprised of approximately 210 BLM mineral lease claims in sections # 26, 27, 28, 32, 33, 34, and

2)	approximately 1,770 acres of mineral lease properties comprised of approximately 65 BLM mineral lease claims in sections # 20, 21, 22, 23; and

furthermore as given under Exhibit “A” and  “B” attached,  with the section owned and controlled by LCGRC & CGCC in dark green (CGCC) and the sections owned and controlled by EMAC in light green (optioned EMAC).

All of above mineral leases are located in the west section of the new Long Canyon Gold Trend area of Nevada, for the purpose of exploration for gold and silver mineralization deposits. These properties are strategically located next to major exploration projects by other mining companies in this area called the ‘Long Canyon Gold Trend’ of east central Nevada; and the above given block of mineral leases are adjoining mineral lease # 26 which is owned and controlled jointly by Long Canyon Gold Resources Corp. (LCGRC) and Canyon Gold Corp. (CGCC) and all are located in:
Range 64E., Township 33N., Meridian MDB&M

All of the Properties are free and clear of any encumbrances.

A)	EMAC desires to acquire the Asset from DRLLC and DRLLC desires to sell the Asset to EMAC in exchange for USD $298,725.00 cash, payable as follows:

a)	on or before March 31,2011 - $ 25,000.00
b)	on or before May 31, 2011 - $ 60,000.00
c)	on or before June 15, 2011 - $ 50,000.00
d)	on or before August 31, 2011 - $ 50,000.00
e)	on or before October 31, 2011 - $ 113,725.00

B)
It is understood between the parties to this Agreement that LCGRC is presently negotiating an Agreement with CGCC (PubCo) whereby CGCC will acquire 100% of the issued and outstanding shares of LCGRC and whereby LCGRC shall become a wholly owned subsidiary of CGCC (PubCo).

C)	EMAC herewith agrees that it will extend an option to LCGRC giving LCGRC the right to acquire the above given “Asset” pursuant to the terms and conditions given in this Agreement.

D)
Thereof, based on B) above, in addition to the cash payment in A) above, EMAC shall with execution of the Option Agreement with LCGRC, request that CGCC shall issue to DRLLC a total of 600,000 Convertible Preferred Series “B” non-voting shares of the capital stock of CGCC (the ”Preferred Shares”), provided that these shares shall be issued at the direction of DRLLC.

E)	It is understood that CGCC is presently preparing Form S1 for registration with the SEC and trading on the OTC-QB.

F)
The Preferred Shares Series “B” are convertible to Common shares of CGCC on a One Preferred Share for Ten Common Shares (1:10) basis, provided however that they are convertible only after twelve (12) months from First Day of Trading on the OTC-QB unless otherwise agreed upon by both parties to this agreement in writing.

IT IS HEREBY AGREED THAT:

a)
EMAC will pay to DRLLC a total of $298,725 USD cash (the “Purchase Price”) as per schedule given in paragraph A) above. DRLLC will use these funds to complete the ‘full staking’ and acquisition of the Asset in the name of DRLLC with a legal stamped certification number from the Elko, Nevada County Recorder’s office which provides legal ownership standing in the State of Nevada for a 90 day period from the date of such staking notice to the County on each mineral lease claim.

b)
DRLLC agrees to sell, assign, transfer and convey by this agreement to EMAC or as instructed by EMAC, 100% interest in the Asset subject to DRLLC holding a 3% NSR (Net Smelter Royalty) on these claims at all times.

c) DRLLC furthermore agrees to transfer the registered title to the Asset from DRLLC to such entity as directed by EMAC, which transfer shall be done in a timely manner.

d) EMAC will be required to pay for the BLM/State of Nevada registration fees to properly hold and control the Asset by a payment of $189 per claim to the BLM and $70 per claim to the State as per schedule given in Exhibit “A” attached and as the required from the date the claims were staked and filed with the Elko County Recorder’s office to keep these claims in good standing with both agencies. If these payments are not made, interest in the property reverts back to the BLM. EMAC can pay these fees anytime to DRLLC.

e)	DRLLC will make these filings and payments for Fees as given in d) upon payment by EMAC in a timely manner to BLM and the State to keep these claims in good standing for EMAC.

f)	EMAC will at its best effort perform an exploration program on the Asset during 2011/2012.

g)
DRLLC can provide exceptional geologists and team living in the area which can perform all of the exploration required professionally including providing a qualified 43-101 report and has a reputable standing assay account with Chemex ASL labs in Elko, Nevada.

h)
EMAC shall, through the services of DRLLC, requisition an initial Geological Report to be completed as soon as possible after the execution of this agreement on the Asset EMAC shall pay to DRLLC the total costs being $ 22,500.00 which amount is part of the total payment given in A) above.

i)	and DRLLC shall contract with an independent Professional Geologist to provide this Report.

j)	All reports and data collected in the exploration shall be delivered on a timely basis to EMAC at the direction of EMAC.

k)
In the event the Exploration Report defines acceptable potential drill targets on the Asset, then the parties shall mutually determine if additional capital should be spent on a second, more detailed exploration analysis to confirm these potential drill targets. The parties will also mutually determine the capital to be spent on a drill program to drill the first drill targets to determine the mineralization for gold and silver values on these properties. This drill program commitment could begin as early fall 2011/2012.

l)
EMAC will be responsible for all of the cost required to keep the 275 mineral lease claims in good standing with all agencies as per schedule given in Exhibit “A” attached. These costs are estimated to be about $189 per claim and the State of Nevada fees of approximately $70 per claim, each due as per schedule given in Exhibit “A” attached.

m)	The parties agree that EMAC together with CGCC shall be the controlling operator for all exploration work to be contracted for on the properties at all times.

n)	It is further agreed that EMAC and CGCC will exclusively contract with DRLLC for all such exploration on the Asset at all times. DRLLC will supply to EMAC all data for such exploration on a reasonable timetable for such reports and, provided however that DRLLC shall meet the Industry Standards as to work and costs estimates.

 DRLLC shall provide EMAC an expenditure budget on a timely basis for the expected costs to maintain these claims in good standing with all agencies and all costs relating to the exploration program on these claims to define potential mineralized zones as drill targets to define potential ore bodies.

o)	EMAC’s interest in the Asset can be sold, assigned, transferred or conveyed in whole or in part to any third party providing the terms of this agreement are met. Each party must be informed as to all of the details for such a transfer and agree in writing to such a transfer to any third party for the transfer of any interest in these properties.

p)
In the event the property values from exploration work define a potential mineable ore body which will require a major ‘feasibility study’ including environmental studies, it shall be the responsibility of EMAC to pay for all of the costs of such studies to perfect this ‘feasibility study’ to define a mining plan.

q)	DRLLC shall have full access to all data and information supplied by such ‘feasibility study’ at all times.

r)
In the event EMAC desires to sell its held interest in the Asset other than to sell and transfer such interest to a Public Trading Company, DRLLC shall have ‘first right of refusal’ to acquire this interest on terms and conditions agreeable between the parties prior to the interest being offered to third parties.

s)	The parties agree to work together for the exploration and development of these mineral lease claims for the benefit of all parties.

t)
The parties shall advise each other, in advance, of any public statement, which is proposed to be made in respect to any transaction, provided that no party shall be prevented from making any disclosure statement, which is required to be made by any regulatory policy. If upon the execution of this Agreement any party is required or wishes to issue a press release, each of the parties shall have the ability to review, comment and approve upon the content of such press release prior to issuance.

u)
This Agreement shall terminate at 12:01 pm on the 14th (fourteenth) business day following any non payment by EMAC to DRLLC in the event the cash payments on the schedule listed in paragraph c) of this agreement are not met, and/or the delivery of the stock required is not delivered on a timely basis or any alternative payment acceptable to DRLLC has not been agreed to and paid to DRLLC by EMAC.

v)
In the event that EMAC allows the payments to lapse, or DRLLC is given notice by EMAC, and EMAC determines to terminate this agreement, EMAC shall give DRLLC a 30 day written notice prior to the expected termination date for the benefit of DRLLC to maintain the Asset. In any event of a termination, DRLLC shall keep the 1,100,000 shares issued from CGCC and all cash payments to the date of such termination, provided however if the properties are considered not viable to be put into production, based on a professional report, the above shares shall be cancelled and returned to treasury.

w)	Each party shall bear its own legal costs and expenses with respect to this transaction.

From the date hereof until the date of termination, the parties shall carry on their respective businesses in the ordinary course and will not, without the prior written consent of the each other enter into any material contracts or obligations not in the ordinary course of business regards to these claims

x)	For purposes of any and all legal disputes or arbitration in regards to any disputes the state of jurisdiction shall be Nevada.

y)
All rights and obligations of the parties hereto will be binding upon and enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

z)
This Agreement constitutes the entire agreement between the parties relating to the subject matter hereof and supersedes all prior agreements, understanding, negotiations and discussions, whether oral or written, among parties.

aa)	This Agreement may be validly executed by email or by facsimile and in counterpart.

IN WITNESS THEREOF each of the Parties have executed this Agreement effective the date first above written.

Signed,

corpir@otcsbrx.com
Development Resources LLC	EMAC Handels AG

/s/ Lee Eastman	Reinhard Hiestand
Lee Eastman/ Manager	Reinhard Hiestand, Pres.

Exhibit ‘A  to  Def. Agr. DRLLC & EMAC’

Sections: 26, 27, 28,29, 32, 33, 34 (210 Claims)
Date	Detail	Sections/Claims		TOTAL
March 25, 2011	Acquisition of Claims	7	$ 25,000.00	$ 175,000.00
	NV Reg. Fees: BML	210	$ 189.00	$ 39,690.00
	State	210	$ 70.00	$ 14,700.00
	Prof. Geological Report			$ 20,000.00
TOTAL				$ 249,390.00
Partial Sections: 20, 21, 22, 23 (approx. 65 Claims)
Date	Detail	Sections/Claims		EMAC/CH
Jun-11	Acquisition of Claims	4 partial		$ 30,000.00
	NV Reg. Fees: BML	65	$ 189.00	$ 12,285.00
	State	65	$ 70.00	$ 4,550.00
	Prof. Geological Report			$ 2,500.00
TOTAL				$ 49,335.00
			COMBINED TOTAL	$ 298,725.00

/s/ Lee Eastman	/s/ Reinhard Hiestand
Lee Eastman	Reinhard Hiestand

Exhibit ‘B’  to  Def. Agr. DRLLC & EMAC

/s/ Lee Eastman	/s/ Reinhard Hiestand
Lee Eastman	Reinhard Hiestand